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2/11

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2/11

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66028

RECEIVED FEB 10 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/02/03 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARCH CREEK ADVISORS LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 POST OAK BLVD. STE. 200
(No. and Street)

HOUSTON TEXAS 77056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANTHONY TRIPODO 713-986-4964
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

W. HARRIS WOOTEN
(Name – *if individual, state last, first, middle name*)

9219 KATY FREEWAY HOUSTON, TEXAS 77024
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 16 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

825

OATH OR AFFIRMATION

I, Anthony Tripodo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arch Creek Advisors, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VAL PALMER
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
MARCH 18, 2005

Anthony Tripodo
Signature

Managing Director
Title

Val Palmer
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Arch Creek Advisors LLC

Financial Statements and Schedules

December 31, 2004 and 2003

(With Independent Auditor's Report Thereon)

W. HARRIS WOOTEN

CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report

To the Member of
Arch Creek Advisors LLC

I have audited the accompanying statements of financial condition of Arch Creek Advisors LLC (a Texas Limited Liability Company) as of December 31, 2004 and 2003 and the related statements of income, changes in member capital and cash flows for year ended December 31, 2004 and the period from Inception (April 2, 2003) to December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arch Creek Advisors LLC as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended December 31, 2004 and the period from Inception (April 2, 2003) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not required for a fair presentation of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

W. Harris Wooten, CPA

January 24, 2005

Houston, Texas

9219 Katy Freeway, Suite 134 / Houston, Texas 77024 / (713) 993-8123 / Fax (713) 465-9679 / harris@harriswooten.com

ARCH CREEK ADVISORS LLC
Statements of Financial Condition

Assets	December 31, 2004	December 31, 2003
Cash, including interest-bearing deposits	$ 17,772	$ 8,211
Receivables from clients	130	1,250
	$ 17,902	$ 9,461
Liabilities and Member's Capital		
Accounts payable and accrued expenses	$ 2,000	$ 689
	2,000	689
Member's capital (notes 3 and 4):	15,902	8,772
	15,902	8,772
	$ 17,902	$ 9,461

The accompanying notes are an integral part of these financial statements.

ARCH CREEK ADVISORS LLC
Statements of Income
For the year ended December 31, 2004 and
the period from Inception (April 2, 2003) to December 31, 2003

	December 31, 2004	December 31, 2003
Revenues:		
Fee income	$ 344,572	$ 68,043
Expenses:		
Automobile expenses	474	1,670
Business development	1,229	1,720
Dues and subscriptions	3,990	3,342
Equipment lease	1,606	1,204
Insurance	369	-
Internet access	932	444
Office rent	6,000	-
Office supplies	1,855	1,705
Other	384	1,769
Professional fees	2,125	15,542
Regulatory fees	1,346	4,342
Reimbursable expenses	45,072	-
Telecommunications	1,282	1,239
Training	21	-
Travel	757	1,294
	67,442	34,271
Net Income (Loss)	277,130	33,772

The accompanying notes are an integral part of these financial statements.

ARCH CREEK ADVISORS LLC
Statement of Changes in Member's Capital
For the year ended December 31, 2004 and
the period from Inception (April 2, 2003) to December 31, 2003

	Total Member' s Capital
Balance at Inception (April 2, 2003)	$ -
Net income for the period from inception (April 2, 2003) to December 31, 2003	33,772
Contribution from member	7,000
Distributions to member	(32,000)
Balance at December 31, 2003	$ 8,772
Net income for the year ended December 31, 2004	277,130
Contribution from member	3,000
Distribution to member	(273,000)
Balance at December 31, 2004	$ 15,902

The accompanying notes are an integral part of these financial statements.

ARCH CREEK ADVISORS LLC
Statements of Cash Flows
For the year ended December 31, 2004 and
the period from Inception (April 2, 2003) to December 31, 2003

	2004	2003
Cash flows from operating activities:		
Net earnings	$ 277,130	$ 33,772
Adjustments to reconcile net earnings to net cash used in operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in receivables from clients and others	1,120	(1,250)
Increase (decrease) in accounts payable and accrued expenses	1,311	689
Total adjustments	2,431	(561)
Net cash provided (used) by operating activities	279,561	33,211
Cash flows used in investing activities:		
Partner contribution	3,000	7,000
Partners' distribution	(273,000)	(32,000)
Net increase (decrease) in cash	9,561	8,211
Cash at beginning of period	8,211	-
Cash at end of period	$ 17,772	$ 8,211
Supplemental disclosure of cash flow information - Cash paid during the year for interest	0	0

Cash includes cash and cash equivalents.

The accompanying notes are an integral part of these financial statements.

ARCH CREEK ADVISORS LLC

Notes to Financial Statements

December 31, 2004 and 2003

(1) Summary of Significant Accounting Policies

Arch Creek Advisors LLC ("Arch Creek"), a Texas limited liability company, was formed April 2, 2003, and is a member of the National Association of Securities Dealers, Inc. Arch Creek acts primarily as a financial consultant working with clients to obtain financing or as an intermediary in merger or acquisition transactions.

Depreciation of office equipment is provided using accelerated depreciation methods based on estimated useful lives of five to seven years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Arch Creek is recognized as a single member LLC under the Internal Revenue Code and therefore does not provide for federal income taxes.

(2) Liabilities Subordinated to Claims of Creditors

As of December 31, 2004 and 2003, and for the year ended December 31, 2004 and the period from Inception (April 2, 2003) to December 31, 2003, Arch Creek had no liabilities subordinated to the claims of general creditors.

(3) Minimum Capital Requirements

Arch Creek is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Member's capital may be restricted as to payment of distributions if this ratio exceeds 10 to 1. At December 31, 2004 and 2003, Arch Creek had net capital of $15,772 and $7,522, respectively, which exceeded its required net capital of $5,000 by $10,772 and $2,522, respectively. Arch Creek's ratio of aggregate indebtedness as to net capital was .1268 to 1 and .0916 to 1 at December 31, 2004 and 2003, respectively.

(4) Commitments

Arch Creek leases office facilities and equipment under a noncancellable operating lease expiring December 31, 2005. At December 31, 2004, future minimum rental commitments on such leases is as follows:

Year Ending December 31	Amount
2005	6,532

Rental expense relating to office facilities and office equipment was approximately $7,606 and $1,204 for the years ended December 31, 2004 and 2003, respectively. The member of Arch Creek is the signatory of the lease.

ARCH CREEK ADVISORS LLC

Notes to Financial Statements

December 31, 2004 and 2003

(5) Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Houston, Texas. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004 and 2003, the Company did not maintain a cash balance in excess of $100,000.

Approximately 97% and 81% of the Company's revenues for 2004 and 2003 was earned from two separate clients.

(6) Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents – The carrying amount reported in the Statement of Financial Condition for cash and cash equivalents approximate its fair value.

Account receivable and accounts payable – The carrying amount reported in the Statement of Financial Condition for accounts receivable and accounts payable approximate its fair value.

ARCH CREEK ADVISORS LLC
Computation of Net Capital Under Rule 15c3-1

As of December 31, 2004 and 2003

	December 31, 2004	December 31, 2003
Net Capital:		
Member's capital	$ 15,902	$ 8,772
Less non-allowable assets:		
Receivables	(130)	(1,250)
Net Capital	15,772	7,522
Net capital requirement	5,000	5,000
Net capital in excess of required amount	10,772	2,522
Net Capital	$ 15,772	$ 7,522
Aggregate indebtedness	2,000	689
Ratio of aggregate indebtedness to net capital	12.68%	9.16%

Note - This computation differs from the computation of net capital under Rule 15c3-1 as of December 31, 2004, filed by Arch Creek Advisors LLC with the National Association of Securities Dealers on Part II of Form X-17A-5, as follows:

	Net Capital	Aggregate Indebtedness
As reported on Part II of Form X-17A-5	$ 15,772	$ 2,000
Rounding	(1)	-
As presented above	$ 15,771	$ 2,000

ARCH CREEK ADVISORS LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2004

Arch Creek Advisors LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as Arch Creek carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

During the year ended December 31, 2004 and the period from Inception (April 2, 2003) to December 31, 2003, Arch Creek has maintained its compliance with the conditions for exemption specified in paragraph (k) (2) (i) of Rule 15c3-3.

ARCH CREEK ADVISORS LLC

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2004

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in Arch Creek's possession or control as of December 31, 2004 for which instructions to reduce to possession or control had been issued as of December 31, 2004, but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of December 31, 2004, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

W. HARRIS WOOTEN

CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on

Internal Accounting Control

Required by SEC Rule 17a-5

To the Member of
Arch Creek Advisors LLC

In planning and performing my audits of the financial statements of Arch Creek Advisors LLC ("Arch Creek") (a Texas Limited Liability Company) for the year ended December 31, 2004 and the period from Inception (April 2, 2003) to December 31, 2003 respectively, I considered its internal control including control activities for safeguarding securities and in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), I have made a study of the practices and procedures followed by Arch Creek including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Arch Creek does not carry securities accounts for customers, or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by Arch Creek (i) in making the quarterly securities examinations, counts, verifications, comparisons, (ii) recordation of differences required by Rule 17a-13 or (iii) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of Arch Creek is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which Arch Creek has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9219 Katy Freeway, Suite 134 / Houston, Texas 77024 / (713) 993-8123 / Fax (713) 465-9679 / harris@harriswooten.com

My consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that Arch Creek's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the NASD Regulation, Inc., SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

W. Harris Wooten, CPA

January 24, 2005

Houston, Texas